                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2008

                          VOCALTEC COMMUNICATIONS LTD.
                  (Translation of registrant's name in English)

                   60 Medinat Hayehudim Street, P.O. Box 4041
                             Herzliya 46140, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                          VOCALTEC COMMUNICATIONS LTD.

Pursuant to the employment agreement between the registrant and Mr. Ido Gur, Mr.
Gur will be granted options to purchase a total of 1,106,400 ordinary shares of the registrant ("Option Shares"), equal to approximately 15% of the issued and outstanding share capital of the registrant as of the date hereof. The exercise prices of the Option Shares shall be as follows: with respect to 442,560 Option
Shares the exercise price shall be $0.50 per share, with respect to 442,560
Option Shares the exercise price shall be $1.00 per share, and with respect to
221,280 Option Shares the exercise price shall be $3.00 per share.

Subject to certain acceleration events, the vesting of the options will apply to all three tranches on a proportional basis, as follows:

(i) Upon the expiry of 12 months of continuous employment, 25% of the Option
Shares shall vest; and

(ii) Upon the expiry of each additional three months of consecutive continuous employment, an additional 6.25% of the Option Shares shall vest.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        By: /s/ Joseph Albagli
                                                        ----------------------
                                                        Joseph Albagli
                                                        Chief Executive Officer

Dated: July 17, 2008

                                  EXHIBIT LIST

Exhibit A - Press release dated July 16, 2008.

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